SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11 - K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 28, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Fot the transition period from          to

Commission file number 1-13740

BORDERS GROUP, INC. SAVINGS PLAN

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

(734) 477-1100
(Registrant's telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Auditors	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	9
Exhibit Index	10

Borders Group, Inc. Savings Plan
Report of Independent Auditors

To the Participants and Administrator of
Borders Group, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of Borders Group, Inc. Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
May 31, 2002

Borders Group, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2001	2000

Cash	$165,212	$107,618

Investments at fair value (participant-directed)	79,803,155	79,339,735

Receivables
Accrued investment income	10,317	7,579
Company contributions	93,157	153,888
Participants' contributions	254,149	419,815

Total receivables	357,623	581,282

Net assets available for benefits	$80,325,990	$80,028,635

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2001

Additions to net assets attributed to
Investment income (loss)
Net realized and unrealized depreciation in fair value of investments	$(5,438,592)
Dividends and interest	1,284,966

Total investment income (loss)	(4,153,626)

Contributions
Participants	9,322,305
Company	2,927,267

Total Contributions	12,249,572

Total additions	8,095,946

Deductions from net assets attributed to
Participant withdrawals	7,776,734
Administrative expenses	10,125
Other	11,732

Total deductions	7,798,591

Increase in net assets	297,355
Net Assets
Beginning of year	80,028,635

End of year	$80,325,990

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.  PLAN DESCRIPTION

The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan, as amended effective January 1, 1999, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the “Company”) who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Merrill Lynch Trust Company of Michigan (`Merrill Lynch") is the trustee of the Plan. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

Contributions
Participants may elect to contribute to the Plan up to 25% in 1% increments of their annual pre-tax compensation and may elect to contribute up to 25% in 1% increments of their annual after-tax compensation in any Plan year. For purposes of computing allowable participant contributions, participant compensation includes an employee’s base salary or wages, bonus, commissions and overtime pay. Contributions by or on behalf of highly-compensated employees are limited by applicable discrimination rules.

The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company’s Board of Directors. Matching contributions are allocated to each participant’s account in the same manner as participant contributions. Company discretionary contributions are invested in the Company’s common stock. There was no Company discretionary contribution to the Plan for the year ended December 31, 2001.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, matching and discretionary Company contributions and earnings on the investments in which the participant’s account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are fully vested at all times in their account balances. Participants may direct the investment of their accounts among the investment funds offered by the Plan.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

Participant Loans
Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. Annual interest rates in effect at December 31, 2001 and 2000, were 7.0% and 10.5%, respectively. Loan balances of terminated employees that are not repaid within 60 days of termination are treated as distributions.

Payment of Benefits
Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations. Participants who leave the Company may allow their balances to remain in the Plan until the end of the calendar year in which they attain age 65.

Administration
Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition
The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. Participant loans are stated at cost which approximate fair value. Investment transactions are recorded as of the trade date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

3.  INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31,
	2001	2000

Merrill Lynch Retirement Preservation Trust, 17,463,502 and 0 shares, respectively	$17,463,502	$-

Merrill Lynch Institutional Fund, 0 and 15,504,918 shares, respectively	-	15,504,918

AIM International Equity Fund, 397,472 and 360,176 shares, respectively	5,922,336	6,911,787

MFS Massachusetts Investors Growth Stock Fund, 367,053 and 299,032 shares, respectively	4,731,317	5,125,403

MFS Capital Opportunities Fund, 492,288 and 462,226 shares, respectively	6,611,431	8,269,215

Davis New York Venture Fund, Inc., 1,052,301 and 1,040,529 shares, respectively	26,760,012	29,904,816

Borders Group, Inc. Common Stock, 355,657 and 423,401 shares, respectively	7,056,234	4,948,290

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(8,871,464)
Common stocks	3,432,872

$(5,438,592)

Borders Group, Inc. Savings Plan
Notes to Financial Statements

4.  PLAN TERMINATION

Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

5.  TAX STATUS OF PLAN

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2000, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2001	2000

Net assets available for benefits per the financial statements	$80,325,990	$80,028,635
Amounts reported as allocated to withdrawn participants at December 31, 2000	-	(20,305)

Net assets available for benefits per the Form 5500	$80,325,990	$80,008,330

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3196915	Schedule H, Line4i
Plan # 001
December 31, 2001

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value

*	Merrill Lynch Retirement Preservation Trust	17,463,502.280	Shares	**	$17,463,502
	State Street Research Government Income Fund	276,837.992	Shares	**	3,488,159
	AIM International Equity Fund	397,472.217	Shares	**	5,922,336
	Davis New York Venture Fund, Inc.	1,052,300.896	Shares	**	26,760,012
	Franklin Small Cap Growth Fund II Class A	267,944.033	Shares	**	2,644,608
*	Merrill Lynch Equity Index Trust	34,777.165	Shares	**	2,803,039
	MFS Capital Opportunities Fund	492,288.241	Shares	**	6,611,431
	MFS Massachusetts Investors Growth Stock Fund	367,053.333	Shares	**	4,731,317
*	Borders Group, Inc. Common Stock	355,656.974	Shares	**	7,056,234
	Kmart Corporation Common Stock	80,350.227	Shares	**	438,712
*	Participants Loans	7.0% - 10.5%	Interest rate	**	1,883,805

*	Party-in-interest
**	Cost information is not included, as it is no longer required by the Department of Labor for participant directed investments.

Borders Group, Inc. Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2002	Borders Group, Inc. Savings Plan
(Name of the Plan)

By: SAVINGS PLAN COMMITTEE

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Senior Vice President and
Chief Financial Officer
(Principal Financial and
Accounting Officer)

Borders Group, Inc. Savings Plan
Exhibit Index

Exhibit

Consent of Independent Auditors	23-1